UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

21002237

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SEC Mail Processing Section
MAR 02 2021
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Bessemer Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York	**New York**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Yaworsky **(732) 694-5430**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**New York**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TABLE OF CONTENTS

This report contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, George Wilcox and George Yaworsky, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bessemer Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2020, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:
George Wilcox
EE0D48875C434E4...
George Wilcox
President
Date February 23, 2021 | 1:45 PM EST

DocuSigned by:
George M. Yaworsky
054048D069634EC
George Yaworsky
Treasurer
Date February 23, 2021 | 10:05 AM EST

Note that this document is signed electronically and without required notarization due to practical difficulties arising from COVID-19. Written notification has been made with the Company's designated examining authority. This statement is compliant with the SEC's Updated Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns dated June 18, 2020.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Bessemer Investor Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A., as of December 31, 2020, and the related statements of operations, cash flows and changes in shareholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 23, 2021

We have served as the Company's auditor since 1986.

BESSEMER INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS:		
Cash	$	4,232,432
Servicing fee receivable		28,564
Other assets		54,154
TOTAL ASSETS	$	4,315,150
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$	136,686
Taxes payable		71,287
TOTAL		207,973
SHAREHOLDER'S EQUITY:		
Common stock (authorized - 100,000 shares of $1.00 par value, issued and outstanding - 10,000 shares)		10,000
Additional paid-in capital		240,000
Retained earnings		3,857,177
TOTAL		4,107,177
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	4,315,150

See notes to financial statements.

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a wholly-owned subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company focuses its ongoing efforts on acting primarily as placement agent in connection with the private placement of limited liability company interests in the hedge fund of funds, private equity and real asset fund of funds, and other private investment companies (the "Funds") managed by the Parent, or any affiliates. The Company has also entered into sub-agency agreements with other pooled investment vehicles ("Externally Managed Exchange Funds") and their associated placement agents, in connection with the placement of shares sold by the Externally Managed Exchange Funds. The Externally Managed Exchange Funds are special-purpose, privately offered equity funds designed to meet the diversification needs of investors holding concentrated positions in selected qualifying stocks. The Company has also entered into a placement agreement with another investment vehicle ("External Private Equity Fund") and its Manager, in connection with the placement of interests of the External Private Equity Fund. The External Private Equity Fund seeks to generate capital appreciation through equity and equity-related investments, primarily in high-quality, family-owned or founder-led companies where capital is required for growth or value creation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses and taxes during the reporting period. Actual results could differ from those estimates.

Cash—Cash includes interest-bearing deposits with banks and other non-interest bearing deposits with an affiliate bank.

Revenue Recognition— The Company and the Parent have entered into a Private Placement Agreement (the "Agreement"). The Company agrees to arrange for the private placement of limited liability company interests in the Funds advised by the Parent. The Company's performance obligations are satisfied over time because the Company stands ready to provide placement services to the Parent as needed. The Parent pays the Company a fixed annual placement fee. Fees are recognized as revenue ratably over the course of the period as they relate specifically to the services provided.

The Company entered into sub-agency agreements with other Externally Managed Exchange Funds and their associated placement agents. In connection with these sub-agency agreements, the Company will receive placement fees and selling commissions, up front, and servicing fees, over time, from the placement agent. The Company's placement performance obligation and selling commission of shares purchased is fulfilled on the closing date of the Externally Managed Exchange Funds. The placement fees and selling commissions are recognized by the Company when services are fulfilled, and reversal will not occur. The Company's servicing fees, for providing certain services and information to shareholders, are earned over time. The servicing fees are received quarterly, on and after the first day of the thirteenth month following the closing date, and are

recognized as revenue at that time as they relate specifically to the services provided in that period. These variable fees are dependent on the value of the shares at future points in time, and accordingly are highly susceptible to factors outside the Company's influence. As a result, the Company does not believe that it can overcome this constraint until the market value of the shares and the investor activity are known, which is at closing or quarterly on and after the thirteenth month following the closing date.

The Company has also entered into a placement agreement with an External Private Equity Fund and its Manager. In connection with this placement agreement, the Company will receive placement fees, up front, for each subscription of interest solicited by the Company and admitted by the Manager to the External Private Equity Fund on the closing date. The placement fee is recognized by the Company upon closing when the amount is known, and when services are fulfilled, and reversal will not occur. The placement fee is received no more than thirty days after the date of the closing.

Income Taxes—BGI has elected to treat the Company as a Qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company is not subject to Federal income tax obligations. Consequently, the accompanying financial statements do not include a provision for Federal income tax. The Company is included in the consolidated filings of Federal, New Jersey and New York City income tax returns with BGI and New York State income tax return with the Parent. BGI, the Parent and the Company did not elect S corporation status in New Jersey, New York City or New York State, and are subject to corporate income tax. New Jersey, New York City and New York State income taxes have been provided on separate entity taxable income at the marginal tax rate of the Company's consolidated filing group.

In accordance with the terms of the tax sharing agreements with BGI and the Parent, substantially all current New Jersey, New York City and New York State income tax liabilities are settled periodically with BGI and the Parent. Other state and local income taxes are paid by the Company directly. A provision for deferred income taxes is made for items reported in the financial statements that occur in a different year than for tax return purposes.

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. An asset or a liability is established for differences between positions taken in a tax return and the related amounts recognized in the financial statements.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits within the Provision for Income Taxes line in the accompanying Statement of Operations. Accrued interest and penalties would be included within Taxes payable in the Statement of Financial Condition.

3. RELATED PARTY TRANSACTIONS

Cash includes cash held with an affiliate bank in the amount of $100,815 as of December 31, 2020.

The Company and the Parent have entered into an Agreement, as amended, whereby the Parent will pay an ongoing annual placement fee to the Company in the amount of $1,500,000 for acting as placement agent in connection with the placement of limited liability company interests in Funds organized and advised by the Parent. The Agreement may be terminated by either party upon fifteen days written notice to the counterparty.

Shared services expenses of $1,131,000 represent allocated costs from BGI and its subsidiary companies. Such services include the personnel and other overhead costs for legal and compliance, finance and accounting, computer and other services.

The Company is charged compensation and benefits expenses by the Parent and Bessemer Trust Company of Florida ("BTF"), a subsidiary company of BGI. These charges are allocated based on approximate time spent by executive management related to the operation of the Company. The total amount allocated of $52,000 is included in Employee compensation and benefits in the Statement of Operations. As of December 31, 2020, the Company has a receivable from BTF of $42,000, which is included in Other assets, and an Accrued expense of $40,000 due to the Parent in the Statement of Financial Condition.

As described in Note 2, the Company files consolidated Federal, New York State and New York City income tax returns with BGI or the Parent. During the year ended December 31, 2020, $7,740 of income tax payments were paid by the Company to BGI or the Parent.

4. PLACEMENT AND SERVICING FEES

The Company, the Externally Managed Exchange Funds and the associated placement agent have entered into a sub-agency agreements, whereby the associated placement agent paid $5,000 in placement fees and $98,899 in servicing fees to the Company during 2020 for acting as sub-agent in connection with the placement and servicing of shares in special-purpose, privately offered equity funds. The respective sub-agency agreements may be terminated by either party upon ten days written notice to the counterparty.

The Company, External Private Equity Fund and its Manager have entered into a placement agreement, where by the External Private Equity Fund paid $1,400,000 in placement fees to the Company during 2020 for placements to the External Private Equity Fund, by the Manager, on the date of the closing. The respective placement agreement may be terminated by the Manager, on behalf of the External Private Equity Fund, or the Company upon fifteen days written notice to the counterparty.

5. INCOME TAXES

Components of the Provision for income taxes included in the Statement of Operations are as follows:

Current provision:	
State and local	$ 64,616
Deferred expense:	
State and local	105
Total	$ 64,721

As discussed in Note 2, the Company's tax status is a qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company incurs income taxes at the state and local level only, primarily in New Jersey, New York State and New York City. The income tax expense differs from the statutory Federal rate mainly due to the Company's Subchapter S election and state and local taxes.

As of and during the year ended December 31, 2020, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. The Company's management does not expect any material changes with respect to uncertain tax positions existing at December 31, 2020 during the next 12 months. As of December 31, 2020, the Company's tax years for 2017, 2018, 2019 and

2020 are subject to examination by tax authorities. Certain state returns may remain open for an additional year depending on the jurisdiction.

Included within Taxes payable, the Company has accrued current taxes of $71,287 related to state and local taxes at December 31, 2020.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (the "Net Capital Ratio"), both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital not be withdrawn or cash dividends paid if the resulting Net Capital Ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $4,024,459, which was $4,010,594 in excess of its required minimum net capital of $13,865. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be subject to litigation. As of December 31, 2020, there were no pending legal actions against the Company.

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date of issuance and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

* * * * * *